UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Owl Rock Capital Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
None
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Person: Brown University I.R.S. Identification No. of Above Person (Entities Only) 05-0258809
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States (Rhode Island)
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,045,525
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,045,525
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned 3,045,525
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.6%*
12.	Type of Reporting Person EP

*Based on 45.81 million shares of Owl Rock Capital Corporation's (the "Issuer") common stock, $0.01 par value per share ("Common Stock"), outstanding, which is based on 32,325,468 shares outstanding as of November 9, 2016 reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2016 filed with the Securities and Exchange Commission (the "SEC") on November 9, 2016, plus approximately 13.48 million shares reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 15, 2016 as having been sold by the Issuer in December 2016.

CUSIP NO. None
SCHEDULE 13G AMENDMENT NO. 1
Reference is hereby made to the statement on Schedule 13G filed with the SEC by the Reporting Person with respect to the Common Stock of the Issuer on July 7, 2016 (the "Schedule 13G"). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13G.
The following Item of the Schedule 13G is hereby amended and restated as follows:

Item 4.	Ownership.

	(a)	Amount beneficially owned: 3,045,525

	(b)	Percentage of class: 6.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 3,045,525

		(ii)	Shared power to vote or direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 3,045,525

		(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP NO. None

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2017

BROWN UNIVERSITY
By:	/s/ Erica Nourjian
Name: Title:	Erica Nourjian Head of Operations

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